Michael A. Stanchfield +1 612 766 7764 mike.stanchfield@FaegreBD.com	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

October 2, 2014

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Annie’s, Inc.
Schedule TO-T
Filed September 22, 2014 by General Mills, Inc. and Sandy Acquisition
Corporation
File No. 005-86789

Dear Mr. Hindin:

On behalf of General Mills, Inc. and Sandy Acquisition Corporation (collectively, the “bidder”), we are pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to the bidder dated October 1, 2014, regarding the bidder’s Schedule TO, filed on September 22, 2014. This letter should be read in conjunction with Amendment No. 1 to Schedule TO, which is being filed with the Commission today to address the Staff’s comments and update certain other information. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the bidder’s response in roman text.

Perry J. Hindin

October 2, 2014

Schedule TO

Offer to Purchase

Terms of the Offer, page 4

1.	Comment: The last paragraph in this section indicates that Purchaser may, at its sole option, upon one business day’s prior notice to Annie’s, irrevocably and unconditionally terminate the Offer if at or after (emphasis added) any expiration date of the Offer occurring on or after the date that is thirty (30) business days after the commencement of the Offer any Offer Condition has not been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived. Given that several of the conditions listed on page 35 do not relate to government regulatory approvals, e.g., conditions (3)(C), (D) or (E), it would appear that the disclosure in the last whole paragraph on page 5 is suggesting that that Purchaser may terminate the Offer after expiration of the tender offer if such conditions are not satisfied. We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer. Following expiration, unless Purchaser were to extend the offer pursuant to 14e-1(d), the Purchaser cannot terminate the Offer based on the failure of conditions that do not relate to government regulatory approvals. Please advise or revise.

Response: In response to the Staff’s comment, the bidder has revised Section 1—“Terms of the Offer” of the Offer to Purchase to delete the words “or after” in the first sentence of the last paragraph of such section.

Prospective Financial Information, page 14

2.	Comment: The projections included in this section appear to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the bidder has revised the disclosure in Section 8—“Certain Information Concerning Annie’s—Prospective Financial Information” of the Offer to Purchase to include the reconciliation required by Rule 100 of Regulation G.

Conversion Event; Stockholder Vote Alternative, page 22

3.

Comment: We note the disclosure on page 22 indicating that the Purchaser may request that Annie’s prepare a proxy statement, even prior to a Conversion Event, under certain circumstances and that “[u]pon such request, Annie’s will be required to file the proxy statement with the SEC within five business days and thereafter use its reasonable

Perry J. Hindin

October 2, 2014

best efforts to, among other things, obtain clearance of the proxy statement by the SEC as promptly as practicable.” When considering the timing of such request and subsequent action by Annie’s, please be advised that we do not believe the filing of a definitive proxy statement before the expiration of the tender offer is consistent with Exchange Act Rule 14e-5.

Response: The bidder respectfully acknowledges the Staff’s position regarding Rule 14e-5 of the Exchange Act. In addition, in response to the Staff’s comment, the bidder has revised Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement—Conversion Event; Stockholder Vote Alternative” of the Offer to Purchase to clarify that Annie’s would be required to file only a preliminary proxy statement prior to the expiration of the Offer.

Conditions of the Offer, page 35

4.	Comment: We note the disclosure in the last paragraph of this section relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding on both points in your response letter.

Response: The bidder confirms its understanding that (i) when a condition to the offer is triggered and the bidder proceeds with the offer anyway, it constitutes a waiver of the triggered condition and, depending on the materiality of any waived condition to the offer and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to holders of shares of Annie’s common stock and (ii) if a condition to the offer is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should promptly inform holders of how it intends to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

In connection with this response, the undersigned, on behalf of the bidder, hereby acknowledges that:

•	The bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

Perry J. Hindin

October 2, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of Amendment No. 1 to Schedule TO, or if the Staff has any questions on any of the information set forth herein, please contact me at (612) 766-7764. Thank you again for your time and consideration.

Very truly yours,

Faegre Baker Daniels LLP

By:	/s/ Michael A. Stanchfield

Michael A. Stanchfield

cc:	Louis B. Lambert, Associate General Counsel, General Mills, Inc.